EXHIBIT 99.2

Management’s Discussion and Analysis of
Operations and Financial Condition
(US dollars, in accordance with Canadian GAAP)

        Forward-Looking Statements

        This annual report contains certain “forward-looking statements” that involve a number of risks and uncertainties. Such forward-looking statements include among other things, statements regarding targets or production estimates, cash operating costs, capital expenditures and reserves and resources. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading “Risks and Uncertainties” in this report.

        Change in Year End

        The year end of the Company was changed from February 28/29 to December 31. The current fiscal year end December 31, 2004 consists of operations for the 10 month period then ended. Comparative figures for the years ended February 29, 2004 and February 28, 2003 are for a twelve month period. Below is a summary of the quarterly periods for the current fiscal year and comparative periods:

	For the Period Ending	Comparative Period

June Quarter	June 30, 2004(i)	May 31, 2003
September Quarter	September 30, 2004	August 31, 2003
December Year End	December 31, 2004	February 29, 2004
(i) The June quarter is for a four month period

        Highlights

        The Company continued to strengthen its financial position and operations during fiscal December 31, 2004. Significant achievements during the year include:

•	Cash balance of $87.1 million as at fiscal year end and cash flow from operations of $8.5 million during the fiscal year.
•	Achieved average cash costs of $218 per ounce from its Fazenda Brasileiro Mine.
•	Completed the construction of Fazenda Nova Mine and commercial production is expected to commence early fiscal 2005.
•	Two fully-financed projects currently under construction.
•	Raised $76.1 million in gross proceeds from an equity financing.
•	Signed a $100 million debt financing commitment for its Chapada Gold and Copper Project.
•	Agreed to terms relating to off-take agreements with smelters for up to 150,000 tonnes of copper-gold concentrate from Chapada.

        With these achievements the Company is well capitalized and has access to sufficient funds to fully finance capital costs for its mines under construction. This is the first full fiscal year of operations under the Company’s new vision, mandate and strategy.

Overview of Financial Results

        The Company has recorded earnings for the ten month period ended December 31, 2004 of $2.8 million compared to earnings of $1.0 million for the fiscal year ended February 29, 2004 and a loss of $3.4 million for fiscal year ended February 28, 2003. Revenue for the ten month period of $32.3 million represents an increase of 63% over the preceding year. Revenue for the prior year was for the seven month period from acquisition of the mine until the February 29, 2004 year end. Revenues for the fiscal year end consist of gold sales from the Fazenda Brasileiro Mine. A total of 79,822 ounces of gold were sold from the Fazenda Brasileiro Mine. An additional 1,704 ounces were sold from the Fazenda Nova Mine and 2,883 ounces were sold from the São Francisco pilot plant. Proceeds from the sale of gold ounces from the Fazenda Nova Mine and São Francisco pilot plant have been credited against mine development costs.

        Basic earnings per share for the fiscal year ended December 31, 2004 were $0.03 per share and diluted earnings per share of $0.02 per share compared to basic and diluted earnings per share of $0.02 per share for the fiscal year ended February 29, 2004 and a loss of $1.45 per share for the fiscal year ended February 28, 2003. Basic earnings per share for the fiscal year ended December 31, 2004 was calculated based on the weighted average number of shares outstanding of 100 million and fully diluted earnings per share was calculated based on the weighted average number of common shares and equivalent common shares outstanding for all dilutive potential common shares in the amount of 125 million.

        Operating earnings of $9.6 million during the year consist of earnings from operations at the Fazenda Brasileiro Mine. This compares to operating earnings of $6.3 million for the comparative period ended February 29, 2004. A total of 84,231 ounces were produced during the year ended December 31, 2004 (10 months) of which 78,168 ounces were produced at Fazenda Brasileiro. The remaining production of 2,849 and 3,214 ounces came from the Fazenda Nova Mine and the pilot plant at São Francisco respectively. The Company has focused on building its infrastructure and personnel capacity to reflect the new operations at its Fazenda Nova Mine and construction initiatives at Chapada and São Francisco which commenced in the latter part of fiscal 2004. Inventory as at December 31, 2004 was $5.9 million of which $2.8 million consisted of gold metal in-circuit and gold in-process, $1.0 million of gold dore and $2.1 million of materials and supplies.

        The Company maintains a strong balance sheet with cash of $87.1 million as at December 31, 2004 and working capital of $88.9 million. This compares to $34.6 million and $0.7 million as at February 29, 2004 and February 28, 2003 respectively. Working capital was $35.7 million for the year ended February 29, 2004 and a negative $0.4 million for the year ended February 28, 2003. Cash flow from operations which is for the ten month period ended December 31, 2004 was $8.5 million. Capital expenditures for the ten month period ended December 31, 2004 were $26.6 million compared to $28.1 million during the fiscal year ended February 29, 2004 which included the acquisition of the Fazenda Brasileiro Mine at a purchase price of $22.1 million. Capital expenditures for the fiscal year ended February 28, 2003 were $0.09 million.

        Investment income was $0.8 million for the fiscal year, compared to $0.5 million in the fiscal year ended February 29, 2004 and $0.2 million in the fiscal year ended February 28, 2003. The increase in investment income is a result of the improved cash position of the Company. The Company maintains an investment strategy for surplus cash whereby funds are invested only in highly liquid and secure investments which can be redeemed on short notice and at no or little additional cost.

        The table below presents selected financial data for the Company’s three most recently completed fiscal years:

	December 31, 2004 (10 months)	February 29, 2004	February 28, 2003

Financial results (in thousands of dollars)
Revenues	$32,298	$19,811	$--
Net earnings (loss) for the year	$2,783	$1,008	$(3,392)

Per share financial results
Basic earnings (loss) per share	$0.03	$0.02	$(1.45)
Diluted earnings (loss) per share	$0.02	$0.02	$(1.45)

Financial Position (in thousands of dollars)
Total assets	$177,106	$93,948	$6,621
Total long-term liabilities	$9,572	$7,657	$1,500

Gold production (ounces):
Fazenda Brasileiro	78,168	56,794	--
Fazenda Nova	2,849	--	--
São Francisco pilot plant	3,214	283	--

	84,231	57,077	--

Fazenda Brasileiro gold sales (ounces) (1)	79,822	49,989	--

Non-GAAP Measures
Fazenda Brasileiro per ounce data:
Cash costs per ounce produced	$218	$216	$--
Average gold price realized(1)	$409	$396	$--

Fazenda Brasileiro operating statistics
Gold ore grade (g/t)	3.13	3.42	--
Gold recovery rate (%)	91.9	95.5	--
(1) Revenues consist of sales net of sales tares. Revenue per ounce data is calculated based on gross sales.

Mine Operations

Fazenda Brasileiro

        The Company has recorded revenues of $32.3 million relating to its gold sales for the fiscal year ended December 31, 2004, compared to $19.8 million for the year ended February 29, 2004 and $Nil for the year ended February 28, 2003. Sales during the year consisted of gold sales from the Fazenda Brasileiro Mine that was acquired on August 15, 2003. During the current ten month fiscal year, 79,822 ounces of gold were sold from Fazenda Brasileiro production at an average sale price of $409 per ounce, compared to 49,989 ounces in fiscal February 29, 2004 at an average sale price of $396 per ounce.

        Production during the ten month fiscal year consisted of 78,168 ounces of gold compared to 56,794 ounces produced in fiscal February 29, 2004 (comprised of seven months production). Production for the twelve month period ended December 31, 2004 from the Fazenda Brasileiro Mine was 95,080 ounces of gold. A total of 826,400 tonnes were milled through the CIP circuit during the current fiscal year with an average mill recovery rate of 91.9%. An additional 22,600 tonnes were heap leached during the fiscal year ended December 31, 2004. This compares to 540,000 tonnes of ore from underground milled with an average mill recovery rate of 95.5%, and 110,000 tonnes of open pit material milled during fiscal February 29, 2004. Production from Fazenda Brasileiro for the current year was affected in part by lower head grades due to higher dilution than expected in Stope E-74, lower recovery rates and delays in delivery of fresh carbon and processing materials. Ore tonnage from the underground mine and the open pit (Canto pit) was approximately 825,000 tonnes and 195,000 tonnes respectively for the twelve month period ended December 31, 2004. Head grades for the fiscal year were an average of 3.13 g/t compared to 3.42 g/t for the fiscal year ended February 29, 2004. Ore sourced from the Canto open pit during the year had the effect of lowering recovery rates for the period as the Canto ore is carbonaceous. During the latter part of the year, the Company anticipated processing lower grade ore from its underground operations to gain access to higher grade orebodies and areas beneath the existing mine workings for further drilling and exploration. Mining of lower grade material will continue throughout 2005 and part of 2006 to permit access to higher grade lower areas at E-Deep. Current estimates for Fazenda Brasileiro production do not incorporate the possibility for increased production in 2006 resulting from access to the higher grade E-Deep area. A strike at Brazilian Customs caused a delay in the delivery of new carbon which adversely affected mill recovery rates during the quarter ended September 30, 2004. By the end of the fiscal year, the old carbon was replaced with new carbon. Production is expected to be in the range of 90,000 to 95,000 ounces over the next fiscal year.

        Total cash costs averaged $218 per ounce for the fiscal year ended December 31, 2004 compared to $216 for the fiscal year ended February 29, 2004. Cash costs were affected by the lower head grade and recovery rates during the fiscal year mentioned above. Direct mining costs represent approximately 50% of total average cash costs ($107 per ounce) and milling represents approximately 29% of total average cash costs ($63 per ounce). The remaining portion is comprised of refining, transport and insurance costs, laboratory costs and general and administrative costs. General and administrative costs include certain subsidies made to the local community for continuing education of workers and schooling for their children. Cash costs will reflect the expected processing of lower grade material during the period where access to E-Deep is being obtained. Furthermore, cash costs will be affected by currency exchange rates and should the United States dollar continue to weaken or remain weak against the local currency, cash costs would be expected to be higher than forecast.

        The table below summarizes the major components of total average cash costs per ounce for Fazenda Brasileiro for the ten month period ended December 31, 2004:

	Cash Costs/oz.	Percentage of Cash Costs/oz.

Mining	$107	50%
Milling	63	29%
General and administrative	37	17%
Other	11	4%

Total	$218	100%

        Inventory at Fazenda Brasileiro as at December 31, 2004 included 4,599 ounces of gold compared to 6,805 ounces of gold as at February 29, 2004. Total dollar value of inventory as at December 31, 2004 at Fazenda Brasileiro was $3.4 million of which $1.8 million consisted of supplies and materials, $0.5 million of gold dore and $1.1 million of in-circuit inventory. Inventory as at February 29, 2004 was $3.8 million of which $1.7 million consisted of dore and $1.6 million of supplies and materials and $0.5 of in-circuit inventory.

        The Fazenda Brasileiro Mine continues to implement various operational improvements, cost cutting measures and controls. The Company entered into a three year power contract that is expected to reduce the mine’s power costs by approximately 25%.

Fazenda Nova

        Fazenda Nova is an open pit heap leach mine constructed in the fiscal year ended December 2004 at a cost of approximately $6.5 million before the capitalization of pre-operating costs. Construction costs were lower than the costs contemplated in the feasibility study and the construction period was consistent with the planned construction schedule. Capital for construction was funded from the Company’s existing cash resources. Leaching began in the September quarter end and smelting of the first gold bar occurred late September 2004. Operations from the Fazenda Nova Mine are currently being capitalized as pre-operating activities as the mine has not yet reached commercial production levels.

        Production from the Fazenda Nova Mine for the current fiscal year consisted of 2,849 ounces of gold. Production was lower than forecast due to the following: (1) record rainfall during November and December 2004 which inhibited production levels and (2) normal commissioning delays in the initial phase of production. The Company is undertaking certain measures to accommodate a heavier than normal rainfall and has implemented optional modifications to improve efficiency. Expected annual production remains at an average of approximately 35,000 ounces of gold for a production of 140,000 ounces over the next four years. Actual production for fiscal 2005 may be affected by the heavy rainfall which continued into the early part of fiscal 2005. Production from Fazenda Nova is expected to be in the range of 35,000-37,000 ounces at a cash cost in the range of $170 to $180 per ounce for fiscal 2005. Cash costs are forecast in the feasibility study at $186 (life of mine) although current arrangements with cement manufacturers (cement for agglomeration is the largest cost component for operations) suggests reduced projected life of mine cash costs to approximately $175 per ounce (including royalties) as long as the current arrangements with cement manufacturers continue. Moreover, cash costs will vary period to period and will begin at higher levels during the start-up of operations. The Company continues with process modifications made to improve operations for 2005 and beyond.

        Sales during the fiscal year from Fazenda Nova production consisted of 1,704 ounces of gold for total gross revenue of $747,000 which was capitalized as part of pre-production activities. Commercial production at Fazenda Nova is expected to commence in the first quarter of fiscal year ended 2005 at which time the Company will start reflecting operating results from Fazenda Nova.

        A total of 457,000 tonnes of ore were mined. Inventory as at December 31, 2004 from Fazenda Nova consisted of 8,377 ounces of gold of which 1,145 ounces was dore and the remaining 7,232 ounces were comprised of gold in-process and in-circuit inventory which includes gold on the heap leach pads which will liberate as leaching continues.

        The comparative periods ended February 29, 2004 and February 28, 2003 reflect neither production nor sales from the Fazenda Nova Mine.

General and Administrative Expenses

        General and administrative expenses were $5.5 million for the ten month period ended December 31, 2004 compared to $3.4 million in fiscal February 29, 2004 and $1.4 million in fiscal February 28, 2003. The Company has been building its infrastructure and personnel capacity to reflect commencement of operations at Fazenda Nova and construction at Chapada and São Francisco. This includes an increasing personnel head count and associated facilities and costs. General and administrative expenses also include approximately $0.5 million for non-recurring corporate transactions and additional stock exchange fees relating to the increase in capitalization of the Company, Management continues to actively promote the Company by attending key industry conferences and taking on numerous marketing initiatives for the benefit of its shareholders. As our additional operations come on stream there will be significant revenue increases but general and administrative costs will stabilize. General and administrative costs are expected to average $500,000 per month in fiscal 2005 to support the anticipated production levels in the range of 250,000 to 265,000 ounces of gold starting in 2006 from three mines. This production level does not assume production from São Vicente which is undergoing a feasibility study and should increase 2006 production to over 300,000 ounces of gold per year.

Foreign Exchange

        A foreign exchange gain of $1.8 million was reported for the ten month period ended December 31, 2004 compared to a foreign exchange gain of $0.2 million for the year ended February 29, 2004 and $NIL for the year ended February 28, 2003. The exchange gain for the current fiscal year was incurred primarily in Canada due to the holding of cash balances in Canadian dollars. The Company translates non US dollar monetary items at period end rates and recognizes the gain or loss on translation in the period. As such, this results in an unrealized foreign exchange gain during periods when the Canadian dollar appreciates vis-à-vis the US dollar. The US-Cdn dollar exchange rate as at December 31, 2004 was 1.202 compared to 1.3357 as at February 29, 2004 representing a 10% appreciation in the Canadian dollar. The foreign exchange rate as at February 28, 2003 was 1.484. In December 2004, the majority of Canadian cash balances were converted into US dollars.

        The US-Reais exchange rate as at December 31, 2004 was 2.6544 compared to 2.9138 as at February 29, 2004.

        The Company’s revenues are denominated in US dollars. However, the Company’s expenses are denominated in a variety of US and Cdn dollars and Brazilian reais. Accordingly, the fluctuations of the exchange rates may significantly impact the results of operation.

Liquidity and Capital Resources

        Cash and cash equivalents as at December 31, 2004 were $87.1 million, compared to $34.6 million as at February 29, 2004 and $0.7 million as at February 28, 2003. Working capital increased to $88.9 million compared to $35.7 million as at February 29, 2004 and a negative $0.4 million as at February 28, 2003. On November 9, 2004, the Company completed an equity offering on an underwritten basis for 26.4 million common shares at a price of Cdn$3.45 for total gross proceeds of $76.1 million (Cdn$91.0 million). Proceeds from the offering are being used in the advancement and development of the Company’s mineral properties, exploration activities and for general corporate purposes.

        Cash flow generated from operations was $8.5 million compared to $5.5 million in fiscal February 29, 2004 and an outflow of $0.8 million in fiscal February 28, 2003. Cash flow from operations consists of operating results from the Fazenda Brasileiro Mine.

        Cash flow from investing activities was an outflow of $27.1 million consisting of construction related expenditures of $12 million, expenditures on mineral properties of $11.5 million, and property, plant and equipment acquisitions of $3.1 million. This compares to an outflow of $28.1 million for the comparative year ended February 29, 2004 which included the acquisition of the Fazenda Brasileiro Mine for $22.1 million, and an outflow of $0.09 million for the comparative year ended February 28, 2003. Capital expenditures for the current fiscal year were as follows:

Construction of Fazenda Nova (including capitalized	$ 6.8
expenditures less revenues there from)
Capital expenditures and near mine exploration at	8.2
Fazenda Brasileiro
Capitalized exploration	4.8
Construction of Chapada	3.2
Construction of São Francisco	1.9
Chapada feasibility study	0.8
São Francisco/São Vicente feasibility study	0.7
Corporate and other	0.1

(in millions)	$26.5

        Capital expenditures at the Fazenda Brasileiro Mine include $2.5 million of expenditures on near-mine exploration and $2.7 million of mine development costs. The most significant component of the mine development costs is the development of the underground ramp to provide access to E-Deep orebody The remaining balance is primarily expenditures on equipment. Capital expenditures have begun to exceed cash flow generated from operations as a result of construction and exploration initiatives. The Company has allocated $163 million in the fiscal 2005 budget for capital expenditures as follows:

Construction of Chapada	$ 94.9
Construction of São Francisco	45.8
Exploration	14.4
Capital expenditures at Fazenda Brasileiro	6.3
Capital expenditures at Fazenda Nova	1.0
Other	1.0

(in millions)	$163.4

        The capital budget includes $140.7 million for the construction of Chapada and São Francisco during fiscal 2005. The total 2005 capital budget of $163 million does not include capital requirements for the construction of São Vicente as the project is undergoing a feasibility study to assess its merits as a stand alone project. The original plan contemplates treating São Vicente on a combined basis with São Francisco with operations to begin next year. Exploration is budgeted at $14.4 million which includes $7.4 million for near-mine and regional exploration at Fazenda Brasileiro and $4.6 million on the Santa Elina Gold Belt and São Vicente region. Budgeted capital expenditures at Fazenda Brasileiro include $2.9 million in mine development including the development of the ramp to E-Deep and $1.2 million for raise boring.

        Cash flow from financing activities was $68.9 million compared to $56.3 million for the year ended February 29, 2004 and $1.4 million for the year ended February 28, 2003. Cash flow from financing activities includes expenditures related to the Chapada financing commitment (which have been deferred and will be amortized over the term of the loan) and proceeds on an equity issue of 26.4 million common shares.

Financing Activities

        In November 2004, the Company successfully raised aggregate gross proceeds of $76.1 million (Cdn$91.0 million) through a share equity issue of 26.4 million common shares at a price of Cdn$3.45 per share. Issue costs (including underwriter fees) incurred on the transaction amounted to $4.2 million. Proceeds from the financing are being used in the advancement and development of the Company’s mineral properties, potential acquisitions, exploration activities and for general corporate purposes.

        In December 2004, the Company completed a $100 million debt financing commitment for the development of the Chapada Gold and Copper Project. In connection with the debt financing commitment, a total of 2.5 million warrants were issued during the last quarter of the fiscal year. These warrants have an exercise price of Cdn$4.05 and expire five years from the date of issue. Deferred financing charges in the amount of $2.1 million have been recorded in connection with the 2.5 million warrants and will be amortized over the life of the loan commencing upon draw-down of the funding. The warrants were recorded at fair value as calculated using the Black-Scholes pricing model. Remaining commitment fees of $850,000 and 2.5 million warrants will be issued upon funding.

        As at the current year end, the Company had 122.3 million (February 2004 — 95.1 million) common shares outstanding and 43.4 million (February 2004 — 41.4 million) share purchase warrants outstanding. Expiry dates on share purchase warrants range from 2005 to 2009, and exercise prices range from Cdn$5.57 to Cdn$1.50. Most of the warrants are exercisable at Cdn$1.50 per share. The weighted average shares outstanding for the fiscal year end December 31, 2004 was 100 million common shares.

Share Incentive Plan

        A significant contributing factor to the Company’s future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted a Share Incentive Plan designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares. The Company has granted 6.7 million options to employees, officers and directors of which 1.25 million options were granted during the current fiscal year. A total of $1.2 million was charged to operations as stock-based compensation in the current year with respect to the options issued under the Share Incentive Plan. A total of 41,000 stock options under the Share Incentive Plan were exercised during the current year. As at December 31, 2004, a total of 6.7 million options were outstanding at an average exercise price of Cdn$2.04 and an average life of 8.28 years. An additional $1.0 million of compensation expense was also recognized during the year on the issue of 808,000 common shares to management in connection with previous subscriptions that were approved by shareholders on June 24, 2004. Total compensation expense for the fiscal year ended December 31, 2004 was $2.2 million compared to $0.6 million for the fiscal year ended February 29, 2004 and $0.02 million for the fiscal year ended February 28, 2003.

Income Taxes

        The income tax provision for the ten month period ended December 31, 2004 reflects income tax expense in Brazil based on tax rates in that jurisdiction and a future income tax benefit in Canada. The total tax provision on the consolidated financial statements for the fiscal year ended December 31, 2004 was $1.8 million (February 2004 — $0.8 million; February 2003 — $1.0 million) of which $1.4 million was current and the remaining tax expense of $0.4 was a provision for future income taxes net of a future income tax recovery in the amount of $1.5 million recognized in Canada. A net valuation allowance of $8.8 million has been provided against Canadian and US income tax losses and credit carry-forwards.

        The effective tax rate on Brazilian operating results was 42% of which 18% was for current income taxes and 24% for future income taxes. The future income tax expense in Brazil reflects the tax effect on the increase in the value of the Real during the fiscal year December 31, 2004 relative to the US dollar denominated inter company loans which eliminate on consolidation. This represented a 15% increase in the tax provision for the current fiscal year.

Contractual Commitments

Year	2005	2006	2007	2008	2009

Office leases	$ 333	$ 298	$261	$148	$ --
Fazenda Brasileiro operating and	3,161	515	--	--	--
service contracts
Fazenda Nova operating and service	2,736	2,481	618	--	--
contracts
Chapacla construction service contracts	26,999	1,883	--	--	--
São Francisco construction service	13,707	--	--	--	--
contracts

(in millions)	$46,936	$5,177	$879	$148	$ --

Related Party Transactions

        The Company had related party transactions with directors in the amount of $179,000 in connection with directors’ fees paid during the current year. These transactions were measured and recorded at the amount of consideration established and agreed to by the related parties based on their estimate of fair market value. Total related party transactions for the previous comparative periods were $922,000 and $43,000 for the fiscal years ended February 29, 2004 and February 28, 2003 respectively

Fourth Quarter Analysis

        Consolidated net earnings for the three months ended December 31, 2004 was $0.8 million compared to $0.6 million for the comparative quarter ended February 29, 2004 and $6,000 for prior quarter ended September 30, 2004. Inventory has increased by 5% from the September quarter to $5.9 million as at December 31, 2004 as the Company continues to build its operations at the Fazenda Nova Mine. Basic and diluted earnings per share for the quarter were $0.01. This compares to $0.01 for the comparative quarter ended February 29, 2004.

        Revenues for the fourth quarter were $10.3 million compared to $10.5 million for the comparative quarter ended February 29, 2004. The average gold price realized during the quarter was $434 per ounce. Revenue consists of gold sales of 23,982 ounces from the Fazenda Brasileiro Mine compared to 26,617 ounces during the comparative quarter ended February 29, 2004. An additional 1,704 ounces from the Fazenda Nova Mine and 739 ounces from the São Francisco pilot plant were sold during the December quarter. A total of 283 ounces of gold were sold from São Francisco pilot plant during the comparative quarter ended February 29, 2004. Revenue earned from the gold sales from both Fazenda Nova and São Francisco pilot plant production during the quarter have been credited to mineral property development costs.

        Gold production for the December quarter totaled 24,445 ounces of gold compared to production of 26,227 ounces for the comparative quarter ended February 29, 2004. The December quarter production consists of 20,854 ounces from the Fazenda Brasileiro Mine, 2,745 ounces from the Fazenda Nova Mine and 846 ounces from the São Francisco pilot plant. Production was lower than that of the September quarter primarily due to the mining of lower grade ore at Fazenda Brasileiro to enable future access to higher grade areas beneath the existing mine workings. A total of 254,554 tonnes were milled during the December quarter at Fazenda Brasileiro at an average recovery rate of 90.5%. The average total cash costs per ounce produced for the December quarter were $246 per ounce, compared to $213 per ounce during the comparative quarter ended February 29, 2004 and $225 per ounce during the September quarter. Cash costs at Fazenda Brasileiro have increased as a result of mining the lower grade material due to dilution of ore from Stope-E to permit access to higher grade lower areas at E-Deep as noted above.

        Cash flow from financing activities for the quarter was $69.9 million compared to $20.2 million for the comparative quarter ended February 29, 2004. On November 9, 2004, the Company closed a share offering on an underwritten basis for total gross proceeds of $76.1 million on the issue of 26.4 million common shares at a price of Cdn$3.45 per share. Additionally, on December 21, 2004, the Company closed a debt financing commitment in the amount of $100 million for the development and construction of the Chapada Gold and Copper Project for which draw-down of funds will occur during fiscal 2005.

        The Company generated cash flow from operations of $3.6 million for the quarter ended December 31, 2004 compared to $3.2 million for the comparative quarter ended February 29, 2004. Capital expenditures on fixed assets and mineral properties totaled approximately $111 million compared to $3.3 million for the comparative quarter ended February 29, 2004.

        The table below presents selected financial data for the Company’s most recently completed quarters:

	December 31, 2004	September 30, 2004	June 30, 2004 (4 months)	February 29, 2004

Financial results (in thousands of dollars)
Revenues(1)	$10,305	$8,827	$13,166	$10,453
Net earnings (loss) for the quarter	$804	$6	$1,973	$639

Per share financial results
Basic and diluted earnings (loss) per share	$0.01	$0.00	$0.02	$0.01

Financial Position (in thousands of dollars)
Total assets	$177,106	$101,196	$96,363	$93,948
Total long-term liabilities	$9,572	$8,145	$7,240	$7,657

Gold production (ounces):
Fazenda Brasileiro	20,854	23,214	34,099	25,944
Fazenda Nova	2,745	104	--	--
São Francisco Pilot Plant	846	1,157	1,211	283

	24,445	24,475	35,310	26,227

Fazenda Brasileiro gold sales (ounces)	23,982	22,246	33,594	26,617

Non-GAAP Measures
Fazenda Brasileiro operating statistics
Gold ore grade (g/t)	2.82	3.07	3.44	3.50
Gold recovery rate (%)	90.5	92.4	95.5	95.3

Fazenda Brasileiro per ounce data:
Cash costs per ounce produced	$234	$225	$196	$213
Average gold price realized(1)	$434	$401	$396	$407

	November 30, 2004	August 31, 2003	May 31, 2003	February 28, 2003

Financial results (in thousands of dollars)
Revenues	$9,359	$--	$--	$--
Net earnings (loss) for the quarter	$2,113	$(1,349)	$(395)	$(2,094)
Basic and diluted earnings
(loss) per share	$0.03	$(0.06)	$(0.13)	$(0.09)

Financial Position (in thousands of dollars)
Total assets	$72,809	$68,156	$6,108	$6,621
Total long-term liabilities	$7,290	$7,697	$1,500	$1,500
(1) Revenues consist of sales net of sales saxes. Revenue per ounce data is calculated based on gross sales

Critical Accounting Policies and Estimates

        In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the year end. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

        There were no changes in the Company’s accounting policies during the fiscal year ended December 31, 2004.

Closure and Reclamation Costs

        The Company accrues reclamation and closure costs at their fair value. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company's interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Fazenda Brasileiro and São Vicente were recorded as a liability on acquisition in fiscal February 2004. The fair value of the estimated reclamation and closure expenses for Fazenda Nova in the amount of $316,000 and an additional accrual for Fazenda Brasileiro in respect to the Canto pit in the amount of $175,000 has been recorded during the current fiscal year with a corresponding amount capitalized to mine development costs which will be amortized over the life of the mine on a unit-of-production basis. Fair value was determined as the discounted future cash expenditures. During the fiscal year ended December 31, 2004, the Company made expenditures in the amount of $237,000 and increased the provision for reclamation and closure costs liability by $364,000 which was charged to income for accretion. Furthermore, based on new information the Company reduced its original estimate for reclamation and closure costs for Fazenda Brasileiro by $920,000.

Depletion and Impairment of Mineral Properties

        Depletion on mineral properties is calculated based on a unit-of-production basis which is highly impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources as discussed under reserve estimates.

        Management has reviewed the undiscounted future cash flows of its mining projects, based on a long-term gold price of $400 per ounce. Other estimates included in the determination of future cash flows include estimates on the amount of reserves, recoverable ounces and production levels. Based on this review, management has concluded that there is no impairment in mineral properties as at the current fiscal year end. Assumptions underlying future cash flow estimates are subject to risks and uncertainties.

        Differences between management's assumptions and market conditions could have a material effect in the future on the Company's financial position and results of operation.

Reserve Estimates

        The figures for reserves and resources are determined in accordance with National Instrument 43-101 issued by the Canadian Securities Administrators. This standard lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) to supervise the preparation of the reserve reports. The Company’s reserve reports are prepared and reviewed by Mel Klohn, a consulting geologist, who is a “qualified person”.

        The year-end proven and probable reserves at the Fazenda Brasileiro Mine as at December 31, 2004 were 233,000 ounces of gold (February 29, 2004 - 257,000 ounces). This means that the Company replaced in reserves 54,000 ounces (69%) while producing 78,000 ounces over the number of ounces produced during the year. Total reserves and resources (excluding inferred resources) at year end were 410,200 ounces, representing an extensive increase of 86,200 ounces for the current year. The Company plans to continue an exploration program to expand the resources and reserves significantly and increase the mine life.

        The proven and probable reserves reported for São Francisco are 1.038 million ounces (887,700 ounces - main ore; 150,700 ounces - marginal ore) as per the feasibility study concluded during the year. An update to the reserves and a mine plan for São Vicente as a stand alone mine is currently underway. Pending results of the update, proven and probable reserves currently remain at 161,000 ounces for São Vicente.

        The remaining proven and probable reserves at Fazenda Nova are 146,600 ounces following mining activity since the start of operations which resulted in a total of 7,232 ounces of in-circuit inventory and 2,849 ounces of production. Fazenda Nova has a four year mine life based on probable reserves and the current mine plan.

        A feasibility study for the Chapada project was completed during fiscal December 2004. Proven and probable reserves are 2.5 million ounces of contained gold and 2.3 billion pounds of contained copper. The current mine plan contemplates a 19-year mine life.

        No reserve determination effort has been undertaken for Cumaru in relation to establishing a NI 43-101 compliant reserve estimate and the Company does not reflect any mineralization at Cumaru as resources. Cumaru is not a core property and the Company is focusing on a strategy of concentrating exploration efforts on more prospective areas.

Mine/Project	Gold price per oz./Copper price per lb.

Fazenda Brasileiro	$350
Chapada	$325/$0.85
São Francisco	$350
São Vicente	$325
Fazenda Nova	$345

        It should be noted that reserves and resources are estimates only. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

        Fluctuations in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s results of operations and financial condition. Depreciation and amortization using the units of production would be impacted by a change in reserves/resources.

        Complete information relating to reserves and resources indicating tonnage and grade for the various mines and projects is contained in a complete resource and reserve table accompanying this annual report.

Outlook

Chapada Copper and Gold Project

        A formal construction decision on the Chapada Gold and Copper Project was made in December 2004. Construction of Chapada has commenced and production is expected in early 2007. The feasibility study for Chapada estimates capital requirements of $178 million before working capital of which $100 million will be financed through a loan facility and the remaining costs will be funded by the Company’s own resources. Initial working capital for the Chapada Project is forecast at $11 million in the initial year of production (offset by cash flow in that year). Total operating costs are estimated at $3 per tonne of ore. Operating costs on a co-product accounting basis are estimated at $0.57 per pound of copper and $140 per ounce of gold for the first five years and $0.68 per pound of copper and $185 per ounce of gold for life of mine. Co-product accounting makes certain assumptions as to allocation of respective production costs to copper and gold based on pro rata revenue derived from each metal. Net sustaining capital costs of $40 million are forecast over a 19-year mine life. The mine plan for Chapada contemplates average annual production of approximately 130 million pounds payable copper and 134,000 ounces payable gold per year in concentrate for each of the first five years of operations for a total (life of mine) of 2.0 billion pounds of copper and 1.3 million ounces of gold.

        On December 21, 2004, the Company closed a $100 million debt financing commitment from a private investment fund for the construction and development of the Chapada Project. The secured notes are for a term of six years and bear interest at an annual rate of 10.95%. Principal is repayable upon maturity of the notes and covenants under the facility have characteristics comparable to high yield debt. The Company must draw down the full $100 million within 180 days of closing. The Company may elect to accrue interest for the first three years. Under this scenario, the interest rate is subject to an additional 150 basis points during the first two years during which the interest is accrued. As consideration, the Company has agreed to pay commitment fees in the aggregate of $2.2 million of which $1.35 million has been paid. In addition, the Company agreed to issue a series of warrants to purchase an aggregate of 5.0 million common shares at a 25% premium to the market price of which 2.5 million warrants have been issued as at December 31, 2004. These warrants have an expiry date of five years from the date of issue and an exercise price of Cdn$4.05 per share. The Company has recorded deferred financing charges in the amount of $2.1 million in regards to the 2.5 million warrants issued during the current fiscal year. These charges will be amortized over the life of the loan facility The remaining warrants to purchase 2.5 million common shares will be issued upon funding at which time an additional $850,000 in fees will be payable.

        Draw-down of the facility will occur once matters relating to registration of security under the loan facility are complete.

        The Company plans to build Chapada pursuant to a series of fixed price engineering, procurement and construction contracts (EPC contracts) with an engineering consulting group to provide further oversight over the Chapada construction pursuant to a management contract (EPCM contract). The EPCM contract is on a pay for use basis (for a total contract price of $5.7 million). The EPCM contractor is assisting the Company in defining the engineering specifications of the project as part of the EPC contract process. These will further reduce construction risks and construction costs will be fixed under the EPC contracts and the EPCM contract will ensure high quality at reasonable prices. The Company is on schedule with contracts for the mine fleet, clearing and grubbing and engineering. We have ordered the mills and requested tenders for EPC contracts. Detailed engineering is also advancing.

        The Company has also agreed to terms relating to off-take agreements with smelters for up to 150,000 tonnes of copper-gold concentrate from Chapada securing a “home” for a large portion of production. Arrangements that have been made are designed to ensure that in the event that future smelter capacity does not increase to meet copper-gold concentrate production, it will not affect the Company’s ability to sell its concentrate. Treatment and refining charges for a portion of the concentrate will be set as a percentage of the copper price, providing price protection at lower copper prices. Payment for concentrate will be based on future commodity prices as concentrate is shipped to the smelters.

São Francisco

        The feasibility study for the São Francisco Mine was finalized in November 2004 and construction of the mine has begun. Production is expected to commence late in the fourth quarter of fiscal 2005. Gold production at São Francisco for 2005 will largely depend on whether construction of the mine is completed in September 2005, which in turn is largely dependent on the impact of the current rainy season. Capital costs for the construction of the São Francisco Mine are estimated at $46.1 million and are to be funded by existing cash resources and cash flow from operations. The pilot plant at São Francisco continues to operate. A total of 3,214 ounces were produced from the pilot plant during the fiscal year ended December 31, 2004 of which a total of 2,883 ounces were sold for total gross proceeds of $1.17 million. Operating results from the pilot plant are being capitalized as mine development costs. Production of the pilot plant is expected to continue until construction of the São Francisco Mine is completed.

São Vicente

        A feasibility study is currently underway for São Vicente and is expected during the first quarter of fiscal 2005 at which time a construction decision will be made. São Vicente is approximately 50 km north of São Francisco and Yamana’s original mine plan was to develop the two projects on a combined basis sharing infrastructure, equipment, mine fleet and personnel. However, exploration at São Vicente and São Francisco, and a better understanding of the coarse gold effect at São Francisco, which also affects São Vicente, suggested that a re-evaluation of the reserve estimate at São Vicente should be undertaken. At a higher reserve estimate, São Vicente could support a stand-alone mine with more years of production than originally contemplated. An update to the reserves is currently underway However, this will not be known until a new reserve estimate compliant with NI 43-101 and the updated feasibility study are completed. Under the original mine plan for São Vicente, treating it on a combined basis with São Francisco with its operations beginning in 2006, total gold production from the four mines is expected to exceed 300,000 ounces in 2006. There is also considerable exploration potential at São Vicente which wilt be evaluated as part of a continuing exploration program which includes a drift excavation to determine the potential for a known high grade area.

Production

        During the fiscal year ending December 31, 2005, it is estimated that the Company will produce gold in the range of 145,000 to 160,000 ounces at average cash costs of $215-$230 per ounce increasing to more than 300,000 ounces of gold by 2006 from its current producing mines and mines under construction. By 2007, total gold production is expected to increase to more than 410,000 ounces of gold and more than 100 million pounds of copper concentrate production.

        The following table summarizes the forecast production from the Company’s properties for the fiscal year 2005:

Gold Production Forecast (ounces)	2005

Fazenda Brasileiro	90,000 - 95,000
Fazenda Nova	35,000 - 37,000
São Francisco	20,000 - 28,000
Chapada	--

Total	145,000 - 160,000

Average Projected Total Cash Costs Per Ounce	$215 - $230

        Forecast information is based on the opinions and estimates of management under current circumstances and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from projections. Forecast cash costs have assumed a Reais to US dollar exchange rate of 3.0 to 1.0 which is a more favourable US dollar exchange rate than the current rate, but inline with Brazilian consensus estimates for the year. If the Reais averages a rate that is stronger than 3:1, this could increase our operating and capital costs expressed in US dollars.

Exploration

        The Company currently holds in excess of one million hectares of prospective mineral concessions primarily in Brazil. During the year, the Company spent $6.8 million on exploration and has allocated approximately $14.4 million in 2005 to an aggressive exploration program focusing primarily on the Rio Itapicuru Greenstone Belt north of Fazenda Brasileiro and on the Santa Elina Gold Belt primarily in areas between São Francisco and São Vicente.

        Current reserves and resources at Fazenda Brasileiro are expected to support a mine life for an additional four years. However, ongoing exploration initiatives are aimed at increasing the mine life of Fazenda Brasileiro to a minimum of seven years. The Company has doubled its mineral concessions and mining rights on the Rio Itapicuru Greenstone Belt north of Fazenda Brasileiro to 150,000 hectares and the exploration budget this year for this area is approximately $4.5 million. Eight high-priority targets will be followed up this year: Mandacaru, Sapateira, Serra Branca, Ambrosio, Rio do Peixe-Treado, Encantado, Mari and Bom Sucesso.

        The Company has approximately 750,000 hectares of mineral concessions and mining rights on the Santa Elina Gold Belt. The exploration program for this year is budgeted at $4.6 million, including the northern and central part of the gold belt, investigation of the deeper zone at the São Vicente mine, and increases in São Francisco reserves. An 850-metre long drift is being excavated to investigate a high-grade deep zone to the south of the old São Vicente pit and will be followed by bulk sampling and underground drilling. The regional program for the gold belt so far has focused on exploration of the areas between São Francisco and São Vicente.

        Effective July 31, 2004, the joint venture partner in the exploration of the Argentine properties withdrew from the joint venture. The Company was advised that the reason for withdrawal related to other priorities of the joint venture partner and not the technical merits of the properties. Exploration results have been positive and the Company has sufficient resources to maintain exploration activities. Management is currently evaluating whether to bring in another partner or to explore the properties itself and is also evaluating a sale of the properties. The Argentine properties represent a small portion of the extensive portfolio of prospective mineral exploration concessions held by the Company

Long-term Plans

        The long-term plan of the Company is to become a major Brazilian gold producer and explorer. Management believes that the Brazilian properties, together with further acquisitions in Latin America, will give the Company the critical mass necessary to become a mid-tier global gold producer with good exploration prospects. Management expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. The Company also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

Risks and Uncertainties

        Exploration, development and mining of metals involve numerous inherent risks. The mining industry is intensely competitive and is highly dependent on commodity prices.

        A decline in the price of gold or copper could negatively impact the Company’s operations.

        The Company holds mining properties mainly in Brazil and as such is exposed to the laws governing the mining industry in that country. The Brazilian government is currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property and shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in that country.

        To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

        Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais and Canadian dollars and revenues are earned in US dollars. The Company does not currently hedge foreign currency exposures.

        Mineral reserves and resources are estimates which may differ significantly from actual mining results.

Non-GAAP Measures

        The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings as cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the former Gold Institute’s Production Cost Standard.